United States securities and exchange commission logo





                             September 15, 2021

       Joseph C. Passalaqua
       Chief Executive Officer
       Nine Alliance Science & Technology Group
       7325 Oswego Road
       Liverpool, NY 13090

                                                        Re: Nine Alliance
Science & Technology Group
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed September 1,
2021
                                                            File No. 000-56293

       Dear Mr. Passalaqua:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Explanatory Note, page 1

   1. The second paragraph contains future-oriented language regarding effectiveness and reporting requirements.
Please revise to reflect that your registration statement has already become
effective by operation of law, and that you are currently subject to the
                                                        Exchange Act reporting
requirements.
       Item 1
       Business, page 4

   2.                                                   We note your disclosure
that    [o]n September 2, 2015 you issued 1,000,000 shares of
                                                        common stock for a
purchase price of $0.04 to 30 independent investors pursuant to an offering on
Registration Statement on Form S-1.    We further note the statement that you
                                                           never sold any
securities under the offering statement, so there was no need to keep the
 Joseph C. Passalaqua
Nine Alliance Science & Technology Group
September 15, 2021
Page 2
      prospectus and Form S-1 filing current.    Please revise or advise with
respect to the
      apparent inconsistency of your disclosure.
3. We note the statement, "A public market for our shares developed from existing shareholders selling under Rule 144 or Section 4(a)(1)." Please delete or revise to reflect that there is no established public trading market for your shares, consistent with the disclosure contained in Item 9.
Item 9
Market Price of, and Dividends on, the Registrant's Common Equity and Related Stockholder
Matters, page 11

4. We note your response to prior comment 9. Please further revise your disclosure to clearly state that your shares trade on OTC Pink, to avoid any implication that your shares trade on the other OTC market tiers (i.e., OTCQX or OTCQB).
Item 15
Financial Statements and Exhibits, page 14

5. We note you have refiled your exhibits, but these appear to be scanned copies and not in proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual
      (Volume II) EDGAR Filing (Version 58) (June 2021) and Item 301 of Regulation S-T.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph C. Passalaqua
                                                    Division of Corporation
Finance
Comapany NameNine Alliance Science & Technology Group
                                                    Office of Manufacturing
September 15, 2021 Page 2
cc:       Stephen Mills
FirstName LastName